Exhibit 99.7

www.rpacan.com LUIS VASQUEZ I, Luis Vasquez, M.Sc., P.Eng., as an author of this report entitled “Technical Report on the Atacocha Mine, Pasco Province, Central Peru” prepared for Nexa Resources S.A. and dated March 22, 2019, do hereby certify that: 1. I am a Senior Hydrotechnical Engineer with SLR Consulting (Canada) Ltd. at 36 King St. East 4th Floor in Toronto, ON, M5C-1E5. 2. I am a graduate of Universidad de Los Andes, Bogotá, Colombia, in 1998 with a B.Sc. degree in Civil Engineering. 3. I am registered as a Professional Engineer in the Province of Ontario (Reg. #100210789). I have worked as a as a civil engineer on mining related projects for a total of 14 years since my graduation. My relevant experience for the purpose of the Technical Report is: • Preparation of numerous environmental impact assessments for mining projects located in Canada, and Perú for regulatory approval. Preparation of multiple mine closure plans for mining projects in Canada and Perú. Preparation of several scoping, prefeasibility, feasibility and detailed design level studies for projects located in North America, South America, the Caribbean and Asia with a focus on planning, design and safe operation of water management systems and waste disposal facilities. • • 4. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. 5. I did not visit the Atacocha mine site. 6. I am responsible for Section 20, portions of Section 18, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report. 7. I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101. 8. I have had no prior involvement with the property that is the subject of the Technical Report. 9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1. 10. At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading. Dated this 22nd day of March, 2019 (Signed and Sealed) Luiz Vasquez Luis Vasquez, M.Sc., P.Eng. Nexa Resources S.A. – Atacocha Mine, Project #3032 Technical Report NI 43-101 – March 22, 2019 Page 29-6